Exhibit 12.1

RATIO OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND
PREFERENCE DIVIDENDS
ENERGY XXI LTD

For purposes of computing the ratio of earnings to combined fixed charges and preference dividends, earnings (loss) is defined as pre-tax income (loss) before loss from equity investees plus fixed charges less preference dividends. Fixed charges consist of interest expense, amortization of deferred financing fees and preference dividends.

	Year Ended June 30,
	2016	2015	2014	2013	2012
	(Dollars in Thousands) (Unaudited)
Earnings:
Pre-tax income (loss) before loss from equity investees	$(1,908,092)	$(3,030,023)	$58,376	$219,387	$585,347
Fixed Charges	414,052	337,666	196,415	122,684	124,809
	(1,494,040)	(2,692,357)	254,791	342,071	710,156
Less: preference security dividend requirement	(8,394)	(14,358)	(33,687)	(14,025)	(15,927)
Total earnings (loss)	$(1,502,434)	$(2,706,715)	$221,104	$328,046	$694,229
Fixed Charges:
Interest expense	$384,867	$300,061	$149,795	$101,761	$101,323
Preference security dividend requirement	8,394	14,358	33,687	14,025	15,927
Deferred financing fees	20,791	23,247	12,933	6,898	7,559
Total fixed charges	$414,052	$337,666	$196,415	$122,684	$124,809
Ratio of Earnings (Loss) to Combined Fixed Charges and Preference Dividends(1)	—	—	1.13	2.67	5.56

(1)	For the years ended June 30, 2016 and 2015, earnings were inadequate to cover fixed charges and therefore the ratio has not been presented for this period. The coverage deficiency necessary for the ratio of earnings (loss) to combined fixed charges and preference dividends to equal 1.00x was approximately $1,916.5 million and $3,044.4 million, respectively.